Exhibit 99.5

NICE Trading Recording Solution Receives Microsoft Lync Qualification

NICE delivers the industry’s first dedicated compliance recording platform for both trading floor and back office environments with its support for Microsoft Lync

RA’ANANA, ISRAEL, October 20, 2014 – NICE Systems (NASDAQ: NICE) today announced that the NICE Trading Recording solution has been qualified to support Microsoft Lync, Microsoft’s next generation unified communications software. The qualification ensures that financial institutions can now use the same reliable, secure and scalable recording platform used in their trading floors for the back office. NICE Trading Recording has the ability to capture all voice interactions across different channels, such as front-end, back office and mobile phones, to help ensure regulatory compliance.

NICE Trading Recording is an innovative recording solution designed to help financial institutions with essential capabilities such as retention, retrieval, advanced search, and monitoring. It supports a secure and automated process that documents all access to call recordings and delivers instant call retrieval and replay to the workstation. As more and more financial institutions are using Microsoft Lync, NICE has adapted its NICE Trading Recording solution to support the growing and diverse forms of communications that customers need to capture.

Microsoft and NICE are strengthening their long-standing partnership with this new integration. NICE is already part of Microsoft’s ISV Developer Program, integrating Microsoft Lync into the NICE Interaction Management platform. This recent qualification extends NICE’s existing broad reach in the financial trading market.

Dan Benedict, Program Manager of Lync ISV Developer Programs, Microsoft
“Our partners are helping us to extend the Lync 2013 software platform with applications that meet an expanding variety of business and communications needs. The qualification of financial trading floor tools, such as the NICE Trading Recording solution, allows us to support our Lync customer requirements with the highest levels of functionality and usability.”

Yaron Morgenstern, General Manager, Financial Markets Compliance, NICE
“With the already extensive number of NICE Trading Floor deployments in trading floors throughout the world, Microsoft Lync qualification is an important and logical step to expand our integration possibilities in the financial sector. NICE is deeply committed to providing our customers with a rich portfolio of solutions that contain the latest innovations and integrations to meet their regulatory compliance needs.”

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services, devices and solutions that help people and businesses realize their full potential. www.microsoft.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Morgenstern, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.